CUSIP No. 03674U102	SCHEDULE 13G	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03674U102

(CUSIP Number)

March 1, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 03674U102	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS A.M. Pappas Life Science Ventures III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,091,939
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,091,939
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,091,939
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03674U102	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS PV III CEO Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 67,867
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 67,867
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,867
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 03674U102	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS AMP&A Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,159,806
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,159,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,806
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 03674U102	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Arthur M. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,159,806
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,159,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,159,806
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 03674U102	SCHEDULE 13G	Page 6 of 11

Item 1.	(a)	Name of Issuer:

Anthera Pharmaceuticals, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B, Hayward, California 94545

Item 2	(a)	Name of Person Filing:

This statement is filed by A.M. Pappas Life Science Ventures III, LP, a Delaware limited partnership (the “Life Science Ventures Fund”), PV III CEO Fund, LP, a Delaware limited partnership (the “CEO Fund” and together with the Life Science Ventures Fund, the “Pappas Funds”), AMP&A Management III, LLC, a Delaware limited liability company (“AMP&A Management”), and Arthur M. Pappas (“Mr. Pappas”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

AMP&A Management is the general partner of each of the Pappas Funds. Mr. Pappas is the chairman of the investment committee of AMP&A Management. By virtue of these relationships, each of AMP&A Management and Mr. Pappas may be deemed to beneficially own the Issuer’s Common Stock, par value $0.001 per share, owned directly by the Pappas Funds.

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713.

	(c)	Citizenship:

The Pappas Funds and AMP&A Management are organized under the laws of the State of Delaware. Mr. Pappas is a citizen of the United States of America.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

	(e)	CUSIP Number:

03674U102

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Life Science Ventures Fund

	(a)	Amount beneficially owned:

1,091,939 Shares

CUSIP No. 03674U102	SCHEDULE 13G	Page 7 of 11

(b)	Percent of class:

5.1% (based upon 21,618,334 Shares outstanding, which is the total number of Shares outstanding based upon information provided to the Reporting Person by the Issuer)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

0 Shares

	(ii)	Shared power to vote or to direct the vote

1,091,939 Shares

	(iii)	Sole power to dispose or to direct the disposition of

0 Shares

	(iv)	Shared power to dispose or to direct the disposition of

1,091,939 Shares

CEO Fund

(a)	Amount beneficially owned:

67,867 Shares

(b)	Percent of class:

0.3% (based upon 21,618,334 Shares outstanding, which is the total number of Shares outstanding based upon information provided to the Reporting Person by the Issuer)

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

0 Shares

	(ii)	Shared power to vote or to direct the vote

67,867 Shares

	(iii)	Sole power to dispose or to direct the disposition of

0 Shares

	(iv)	Shared power to dispose or to direct the disposition of

67,867 Shares

AMP&A Management

CUSIP No. 03674U102	SCHEDULE 13G	Page 8 of 11

(a)	Amount beneficially owned:

1,159,806 Shares

(b)	Percent of class:

5.4% (based upon 21,618,334 Shares outstanding, which is the total number of Shares outstanding based upon information provided to the Reporting Person by the Issuer)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0 Shares

(ii) Shared power to vote or to direct the vote

1,159,806 Shares

(iii) Sole power to dispose or to direct the disposition of

0 Shares

(iv) Shared power to dispose or to direct the disposition of

1,159,806 Shares

Mr. Pappas

(a)	Amount beneficially owned:

1,159,806 Shares

(b)	Percent of class:

5.4% (based upon 21,618,334 Shares outstanding, which is the total number of Shares outstanding based upon information provided to the Reporting Person by the Issuer)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0 Shares

(ii) Shared power to vote or to direct the vote

1,159,806 Shares

(iii) Sole power to dispose or to direct the disposition of

0 Shares

(iv) Shared power to dispose or to direct the disposition of

1,159,806 Shares

CUSIP No. 03674U102	SCHEDULE 13G	Page 9 of 11

As the general partner of each of the Pappas Funds, AMP&A Management may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds. As the chairman of the investment committee of AMP&A Management, Mr. Pappas may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03674U102	SCHEDULE 13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2010

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Partner & Chief Financial Officer

ARTHUR M. PAPPAS

By:	/s/ Ford S. Worthy
	Name:	Ford S. Worthy
	Title:	Attorney-in-fact

CUSIP No. 03674U102	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated March 10, 2010, among A.M. Pappas Life Science Ventures III, LP; PV III CEO Fund, LP; AMP&A Management III, LLC; and Arthur M. Pappas.

Exhibit 2	Power of Attorney executed by Arthur M. Pappas, dated March 9, 2010, appointing Ford S. Worthy as attorney-in-fact.